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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           REPORT OF FOREIGN ISSUER

   Pursuant to Rule 13a-16 or 15d-16 of the Secuities Exchange Act of 1934


                           For the month of May 2002

                                  ALCON, INC.
                               Registrant's name


                                   Bosch 69
                                 P.O. Box 62
                          6331 Hunenberg, Switzerland


                   (Address of principal executive offices)



    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X                Form 40-F
                              ---                         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                          No  X
                        ---                         ---

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002.

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


     In connection with the initial public offering of 69,750,000 common shares of Alcon, Inc. (the "Registrant") on March 26, 2002, the Registrant redeemed all 69,750,000 of its outstanding non-voting preferred shares (the "Shares") on May 29, 2002. All of the Shares were owned by Nestle S.A. prior to their redemption. In accordance with the terms of the Shares, the redemption price of the Shares was an aggregate of CHF 3.634 billion. The aggregate redemption price equals the net proceeds of the Registrant's initial public offering on March 26, 2002. The Articles of Association of the Registrant were amended effective as of May 28, 2002 in connection with the redemption of the Shares. The English translation of the Registrant's Articles of Association is attached as Exhibit 99.1.


                                 EXHIBIT INDEX


Exhibit        Description
-------        -----------

99.1 English Translation of the Registrant's Articles of Association as of March 25, 2002, as amended, effective May 28, 2002.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 31, 2002


                                   ALCON, INC.

                                      by /s/ Guido Koller
                                         ------------------------
                                         Name:  Guido Koller
                                         Title: Senior Vice President



                                      by /s/ Stefan Basler
                                         ------------------------
                                         Name:  Stefan Basler
                                         Title: Finance Manager

                                 EXHIBIT INDEX


Exhibit        Description
-------        -----------

99.1 English Translation of the Registrant's Articles of Association as of March 25, 2002, as amended, effective May 28, 2002.